SECURITIES AND EXCHANGE COMMISSION
WASHINGTION, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 000-13858

Check One:

Form 10-K	Form 20-F	Form 11-K	X	Form 10-QSB	Form N-SAR

For the period ended: June 30, 2005

Transition Report on Form 10K
Transition Report on Form 20F
Transition Report on Form 11K
Transition Report on Form 10Q
Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

Full name of Registrant:	Metaphor Corporation
Former name if Applicable:
Address of Principal Executive Office (Street and Number):	580 2nd Street, Suite 102
City, State and Zip Code:	Encinitas, CA 92024

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

	(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Although we believe that there is a good chance that we will be able to file the Form 10-QSB for the period ended June 30, 2005, by or before August 15, 2005, due to a prior engagement by our independent auditors that created the possibility that they would not be able to complete their review of our financial statements by the 15th of August, we agreed that it was prudent to notify the marketplace that the relevant quarterly filing will be made by the 20th of August, 2005.

(Attach extra sheets if needed)

Part IV-Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mark L. Baum, Esq.	760	230-2300 x205
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

|X|   Yes   |   |   No

If the answer is no, identify report(s)

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|   |   Yes   |X|   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Metaphor Corporation
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 3, 2005	By:	/s/Mark L. Baum
		Title:	Chairman and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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